SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)
INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*
Ramco-Gershenson Properties Trust

(Name of Issuer)
Common Shares of Beneficial Interest, Par Value $0.01 Per Share

(Title of Class of Securities)
751452202

(CUSIP number)
Arthur L. Gallagher,
Executive Vice President, General Counsel and Corporate Secretary,
Equity One, Inc.
1600 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

(Name, address and telephone number of person
authorized to receive notices and communications)
March 26, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	751452202	13D/A	Page	2	of	4 Pages

1	NAMES OF REPORTING PERSONS Equity One, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF		1,790,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,790,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,790,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.57%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Based on a total of 18,698,476 common shares of beneficial interest, par value $0.01 per share, outstanding as of March 9, 2009, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2009.

CUSIP No.	751452202	13D/A	Page	3	of	4 Pages
     This Amendment No. 1 amends and supplements the Schedule 13D as filed on March 5, 2009 by the Reporting Persons (the “Schedule 13D”) with respect to the shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of Ramco-Gershenson Properties Trust, a real estate investment trust organized under the laws of the state of Maryland (the “Company”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 1 is being filed to amend and supplement Items 4, 5 and 7 of the Schedule 13D. Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.
Item 4.      Purpose of Transaction.
     The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:
     On March 26, 2009, the Reporting Person issued a press release announcing that it had sent a letter to Mr. Dennis E. Gershenson, Chairman, President and Chief Executive Officer of the Company, in response to the Company’s March 25, 2009 announcement that it was undertaking a review of strategic and financial alternatives. A copy of the press release and letter is filed as Exhibit A hereto and is incorporated by reference into this Item 4 as if set out herein in full.
Item 5.      Interest in Securities of the Issuer.
     The information set forth in Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)	As of the close of business on March 5, 2009, the Reporting Person beneficially owned 1,790,000 Common Shares, constituting approximately 9.57% of the shares of Common Stock outstanding. The approximate aggregate percentage of Common Shares reported as beneficially owned by the Reporting Person is based on 18,698,476 Common Shares outstanding as of March 9, 2009, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 11, 2009.
Item 7.      Material to be Filed as Exhibits.
     The information set forth in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A	Press Release of Equity One, Inc., dated March 26, 2009 (including letter from Equity One, Inc. to Dennis E. Gershenson, dated March 27, 2009)

CUSIP No.	751452202	13D/A	Page	4	of	4 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
     EXECUTED as of this 30th day of March, 2009.

By:	/s/ Arthur L. Gallagher

Arthur L. Gallagher Executive Vice President, General Counsel and Corporate Secretary

Exhibit A

Equity One, Inc.	Contacts:
1600 NE Miami Gardens Drive	Sard Verbinnen & Co
North Miami Beach, FL 33179	David Reno or Kathryn Kranhold 212-687-8080
EQUITY ONE SENDS LETTER TO RAMCO-GERSHENSON
NORTH MIAMI BEACH, FL — March 26, 2009 — Equity One, Inc. (NYSE: EQY), an owner, developer, and operator of shopping centers, announced today that it sent a letter to Ramco-Gershenson Properties Trust (NYSE:RPT) (“RPT”) in response to RPT’s March 25, 2009 announcement that it is undertaking a review of strategic and financial alternatives.
Equity One said it stands ready to participate in any process conducted by RPT with a view toward maximizing value for all RPT shareholders. Equity One currently beneficially owns 1,790,000, or approximately 9.63%, of the outstanding common shares of RPT.
The full text of the letter follows:
March 26, 2009
Mr. Dennis E. Gershenson
Chairman, President and Chief Executive Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway
Farmington Hills, MI 48334
Dear Dennis,
We appreciate the consideration you gave to our letter of March 20, 2009, and your resultant decision to review strategic and financial alternatives as announced in your press release of March 25. As a significant investor in Ramco-Gershenson Properties Trust (“RPT), Equity One, Inc. (“Equity One”) is keenly interested in any and all steps that might be taken to improve RPT’s financial condition and maximize shareholder value. As we noted in our letter, Equity One believes that a combination of our two companies may be the optimal outcome of any strategic review, and we stand ready to work expeditiously with you and your advisors as part of such a process. That said, we trust that any process you undertake will provide equal access and a level playing field for all parties who may be interested in pursuing a value-enhancing transaction with RPT.
We agree with you that, given the current environment, it makes sense to seek to complete your review of strategic and financial alternatives “as promptly as practicable.” As you are well aware, any material delay in pursuing such alternatives, given the urgent need for RPT to address its short-term debt maturities and material future funding needs, could substantially erode shareholder value.
With respect to our request for minority representation on your board, we respectfully confirm that we intend to preserve our options and proceed with nominating two directors for election at your June 2009 annual general meeting. We will shortly provide RPT with complete details on our nominees in compliance with the requirements of your bylaws and applicable law no later than the April 10 nominating deadline. Given your bylaw requirement of a June annual meeting, we suggest setting the meeting date as late as possible in June to afford more time for the strategic review process to be completed. If the review is not completed by the annual meeting, our director nominees, if elected, will be fully committed to completing it as promptly as possible and in the best interests of all RPT shareholders.
     We look forward to hearing from you and working together to achieve an outcome that benefits all RPT shareholders.
Sincerely,
Equity One, Inc.
Jeffrey S. Olson
Chief Executive Officer
ABOUT EQUITY ONE, INC.
As of December 31, 2008, Equity One owned or had interests in 160 properties, consisting of 146 shopping centers comprising approximately 16.0 million square feet, four projects in development/redevelopment, six non-retail properties, and four parcels of land. Additionally, Equity One had joint venture interests in twelve shopping centers and one office building totaling approximately 1.9 million square feet.
FORWARD LOOKING STATEMENTS
Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Although Equity One believes that the expectations reflected in such forward-looking statements is based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include changes in macro-economic conditions and the demand for retail space in the states in which Equity One owns properties; the continuing financial success of Equity One’s current and prospective tenants; continuing supply constraints in its geographic markets; the availability of properties for acquisition; the success of its efforts to lease up vacant space; the effects of natural and other disasters; the ability of Equity One successfully to integrate the operations and systems of acquired companies and properties; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.